[DPW Letterhead]

May 14, 2007

Mr. William Friar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form F-4 Filed April 2, 2007 File No. 333-141813

Dear Mr. Friar:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby submit BBVA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated May 3, 2007 with respect to the above-mentioned Form F-4 and BBVA’s annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”).

This letter and BBVA’s Amendment No. 1 (the “Amendment”) to Form F-4 (the “F-4”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on April 2, 2007.

The Staff’s comments, indicated in italics, are followed by BBVA’s responses. All references to page numbers in BBVA’s responses are to pages in the marked version of the Amendment. References in the response to “we”, “us” and similar expressions refer to BBVA.

Form F-4
Stockholder Letter

1. Revise this section to disclose:

•	that the cash and share ratios will not change even if the share prices of BBVA and Compass change.

•	The market price of the BBVA stock on the date of the prospectus or as close to that date as possible.

•	Give the reader an indication of the amount of the consideration to be paid in cash and that to be paid in stock.

In response to the Staff’s comment, the disclosure in the Stockholder Letter has been revised.

Table of Contents, page iii

2.	Revise to delete the last four items as they are exhibits to the registration statement and the table is to the Prospectus.

In response to the Staff’s comment, the Table of Contents has been revised.

Questions and Answers, page iv

3.
We suggest that you revise to add a Q&A, “What type of consideration can I receive” and explain that if 70,000,000 shares are elected, there will be no cash proration and if less than 70,000,000 shares are elected, the cash election will be prorated so that some shares will be part of the consideration. Also provide the converse with respect to cash.

In response to the Staff’s comment, a Q&A on page v has been added.

4.
Reference is made to the question, “When must I elect the type of consideration that I prefer to receive?” It appears to us that there may be a considerable gap between the proxy solicitation and when the form of election will be provided to the shareholder, and in fact, it may be made to different shareholders. Please advise us what information will be provided to the Compass shareholder with the form of election when he or she makes their selection of cash or BBVA securities. Also, please advise us of your estimate of the time between mailing of the proxy statement and the mailing of the form of election.

BBVA advises the Staff that the Form of Election will contain instructions as to how a shareholder can access the F-4 online or in hard copy from Compass or BBVA upon request. BBVA further advises the Staff that it does not currently know how much time will elapse between mailing of the proxy statement and the mailing of the Form of Election, but that BBVA believes that the period could range from 30 days to a period of several months.

Summary
The Transaction, page 1

5.	Please consider deleting this section. Include in the summary only that information that is critical to the reader in understanding this transaction. It seems to us that much of the information contained in this section is an explanation of the legal mechanics of how the transaction will occur and is not material to understanding the transaction.

In response to the Staff’s comment, the disclosure on page 1 has been revised to delete the section “The Transaction.”

You will receive cash and/or …, page 2

6.
Revise to disclose either in the narrative or the footnotes, the outstanding number of Compass shares outstanding (or the total number of securities to be exchanged, shares, options, warrants, etc.) and the percentage that the 70,000,000 represents.

In response to the Staff’s comment, the disclosure on page 1 has been revised.

What Holders of Compass Stock Options …, page 4

7.
Revise to disclose the numbers of outstanding options, incentive awards and restricted stock outstanding, how many are not vested, the dollar amount in value (difference between exercise price and cash to be received) for each category and the dollar amount for the unvested portions.

In response to the Staff’s comment, the disclosure on page 4 has been revised. A paragraph pertaining to incentive awards has also been deleted because no such awards are outstanding.

Compass’ Financial Advisor ..., page 5

8.	Revise to put a dollar amount on the .2 % fee.

In response to the Staff’s comment, the disclosure on page 5 has been revised.

Interests of Compass Executive Officers and Directors …, page 6

9.	Revise to quantify in dollar amount the various interests, what will be received, the percentage of that amount derived from unvested interests, and, the aggregate cost of all of the interests.

In response to the Staff’s comment, the disclosure on page 5 has been revised.

Comparative per Share Financial Data, page 14

10.	Revise to include the information required by Item 3(f) of Form F-4.

BBVA has not prepared any pro forma financial information for inclusion in the F-4 as pro forma financial statements in respect of the transaction are not required by Article 11 of Regulation

S-X because the transaction does not meet any of the three “20 percent” tests to determine whether the acquired business would be a significant subsidiary of the purchaser. As BBVA believes that preparing pro forma financial information solely for the purpose of showing the pro forma effect of the transaction on certain per share amounts would involve unreasonable effort and expense, it respectfully proposes not to include such information in the Registration Statement.

Comparative Market Price ..., page 15

11.
It appears that BBVA is paying a premium over Compass’s share price. Revise the Summary section in an appropriate place to disclose what the $71.82 offer represents as a premium compared to Compass’s price immediately before the announcement of the transaction.

In response to the Staff’s comment, the disclosure on page 17 has been revised.

Cautionary Statement Regarding Forward-Looking Statements, page 19

12.	Please consider the need to add risk factors for those items identified by bullets herein.

In response to the Staff’s comment, the disclosure on page 21 has been revised to reflect those items identified by bullets. In addition, a risk factor has been added on page 21.

Risk Factors, page 20
General

13.	Consider the need to add a risk factor that discusses restrictions on acquiring ordinary BBVA shares and any market effect that might have.

In response to the Staff’s comment, the disclosure on page 91 has been revised to clarify the possible effects of restrictions on acquiring BBVA ordinary shares. In addition, BBVA has decided to supplement the disclosure on page 90 to add other similar information concerning the acquisition of BBVA shares under Spanish law taken from the 2006 Form 20-F, which is incorporated in the F-4 by reference. BBVA respectfully submits that with the revised disclosure, an additional risk factor is not needed.

14.	Consider the need to add a risk factor for the taxation matters associated with owning BBVA shares on holders electing and/or receiving shares.

In response to the Staff’s comment, the disclosure on page 20 has been revised.

The Transaction
Background of the Transaction, page 26

15.
Revise the second paragraph to delete the phrase “during this time” and instead, separately disclose the date that the financial advisors and law firms were first contacted. Similarly, in the next paragraph disclose the engagement dates for each of these parties.

In response to the Staff’s comment, the disclosure on page 27 has been revised.

16.
Revise the carryover paragraph at the top of page 27 to explain why a part stock, part cash deal was recommended. If the $5,000,000,000 cash limit and 196,000,000 share limit result for some significant reason, please disclose.

In response to the Staff’s comment, the disclosure on page 27 has been revised.

Compass’ Reasons for the Transaction .... page 28

17.
We note that you provide a list of factors that the Compass Board has considered. Please revise to disclose, with analysis, and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

In response to the Staff’s comment, the disclosure on page 28 has been revised.

18.
Please have the discussion of the recommendation specifically mention each line item of the Sandler O’Neill analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

In response to the Staff’s comment, the disclosure on page 30 has been revised.

Opinion of Sandler O’Neill, Financial Advisor to Compass, page 29

19.
In the first sentence of the carry over paragraph on the bottom of page 30, (“In performing its review.,”) there is a reference to projections. Please advise us as to what projections are being referred to, and from whom.

In response to the Staff’s comment, the word “projections” has been deleted in that paragraph. BBVA respectfully advises the Staff that it has been informed by Compass that, in performing its review, with respect to future financial estimates, Sandler O’Neill relied on the consensus analyst estimates referred to in bullets (4) and (5) on page 31.

Interests of Compass’ Executive officers and Directors in the transaction, page 39
New Employment Agreements, page 39

20.	Revise to disclose the material terms of the current employment arrangements or indicate, if true, that they were comparable.

BBVA respectfully advises the Staff that BBVA believes the disclosures referred to in this comment are currently included under “Interests of Compass’ Executive Officers and Directors in the Transaction - Existing Change of Control Employment Agreements Between Compass and the Executive Officers” on page 42.

Existing Change in Control ..., page 41

21.	Revise to disclose the material terms of the current arrangements or indicate, if true, that they were comparable.

BBVA respectfully advises the Staff that BBVA believes the disclosures referred to in this comment are currently included under “Interests of Compass’ Executive Officers and Directors in the Transaction - Existing Change of Control Employment Agreements Between Compass and the Executive Officers” on page 42.

Equity Compensation Awards, page 41

22.
Revise to disclose the number of options and restricted stock that was unvested and disclose the aggregate value (market price as of the most recent practicable date less exercise price) held by directors and executive officers.

In response to the Staff’s comment, the disclosure on page 42 has been revised.

Deferred Compensation and ..., page 42

23.	Revise to disclose the value held by directors and executive officers that might or will be distributed as a result of the change in control.

In response to the Staff’s comment, the disclosure on page 42 has been revised.

The Transaction Agreement
Consideration to be Received in the Transaction, page 46

24.
With regard to the bold disclosure in the first paragraph and the phrase “to ensure that 196,000,000 BBVA ordinary shares are issued”, confirm the word “ordinary” is appropriate. If so, advise the staff as to how the election of BBVA ADS’s will effect the proration.

In response to the Staff’s comment, the disclosure on page 47 has been revised to delete the word “ordinary”.

25.
Supplementally advise the staff as to how many outstanding Compass shares are anticipated to be eligible to make an election and subtracting shares to meet the 196,000,000 requirement (70,000,000), what is the estimated cash required to cashout the remaining Compass shares.

BBVA supplementally advises the Staff that, assuming there are no additional issuances of shares of Compass common stock and no additional exercise of stock options after April 30, 2007, BBVA anticipates that approximately 131,709,663 shares Compass common stock will be eligible to make an election and that the estimated cash required to cash out shares of

Compass common stock that are not exchanged into BBVA shares will be approximately $4,431,987,997.

Cash Election, page 46

26.	Revise to also disclose the information that is in the last sentence on page 3 under “Regardless of Whether You Make a cash…….”

In response to the Staff’s comment, the disclosure on page 47 has been revised.

Comment pertaining to the Form 20-F for the Year ended December 31, 2005

Consolidated Income Statements, page F-7

27.
We refer to your response to comment 3 of our letter dated December 29, 2006, regarding the “Net Operating Income” subtotal preceding impairment losses and provision expense. We are unable to determine how the presented format provides uniform and comparable information to investors when it is does not appear to comply with IFRS. In addition to the guidance in paragraph BC13 of IAS 1, consider further the guidance in paragraph 12 of IAS 30 that principal types of expenses from operations include losses on loans and advances. Please revise future filings to record impairment losses and provision expenses that would be considered principal types of expenses from banking operations as a component of net operating income.

We have formatted and presented the consolidated financial statements for the fiscal years ended December 31, 2006, 2005 and 2004 according to the formats prescribed by the Bank of Spain Circular (Rule 56 and Annex III.2) and the CNMV Circular (Annex II), which formally require us to present “Impairment losses” and “Provisions” after the line item entitled “Net operating income”. Therefore BBVA advises the Staff that it is not able to present the impairment losses and provision expenses as a component of net operating income as BBVA would not be in compliance with local accounting and regulatory legal requirements that apply to BBVA as a Spanish bank that applies International Financial Reporting Standards as adopted by the European Union (“E.U.-IFRS”) that is listed in Spain and that is under CNMV supervision.

Notes to the financial statements

Note 1, Introduction, basis of presentation of the consolidated financial statements at
December 31, 2005 and other information, page F-12
Note 1.2, Basis of presentation of the consolidated financial statements, page F-12

28.
We refer to your response to comment 8 of our letter dated December 29, 2006. Please tell us and revise this section in future filings to describe your basis for stating that the financial statements prepared in accordance with the Bank of Spain Circular 4/2004 are in full compliance with EU-IFRS. Consider in your response the difference between your financial statements prepared using statistical provisioning methodologies which incorporate an expected loss component and the requirements of paragraph BC109 of IAS 39 that requires the allowance for loan losses be determined using the incurred loss concept.

We reconfirm to the Staff that the BBVA Group prepared its consolidated financial statements for the years ending December 31, 2006, 2005 and 2004 in conformity to E.U.-IFRS and that BBVA’s accounting policies for the years ending December 31, 2006, 2005 and 2004 are in full compliance with E.U.-IFRS.

As we mentioned in your comment 2 in your letter dated December 29, 2006, the Bank of Spain issued Circular 4/2004 about Public and Confidential Financial Reporting Rules and Formats on December 22, 2004, in order to adapt the accounting system of Spanish credit institutions to those new standards. The Bank of Spain Circular 4/2004 preamble states in part that the Circular “has heeded the content of the international financial reporting standards approved by the Regulations of the European Union, having due regard to the conceptual framework on which they are based. Accordingly, in the opinion of the Bank of Spain, entities obliged to prepare consolidated annual accounts in conformity with the rules laid down in this Circular will, as regards the matters regulated therein, also be complying with any obligation they may have to prepare consolidated annual accounts in accordance with the international financial reporting standards approved by the Regulations of the European Union”.

BBVA respectfully refers the Staff to BBVA’s responses to comments 29 to 32 of this letter for further clarification about BBVA’s statistical provisioning methodologies and on the calculation of inherent losses using peer group statistical percentages and credit risk segmentation of BBVA’s loan portfolios as required by the Bank of Spain for E.U.- IFRS accounting purposes.

Note 2, Basis of Consolidation, accounting policies and measurement basis applied, page F-12
Note 2.2.c.4), Financial Instruments, Impairment, page F-18

29.
We refer to your response to comment 12 of our letter dated December 29, 2006, regarding your calculation of inherent losses using “peer group” statistical percentages and credit risk segmentation of your loan portfolios developed by the Bank of Spain until that time in which your internal risk models have been reviewed and approved by the Bank of Spain. We also refer to:

•	Your response to comment 28 of our letter dated December 29, 2006, regarding the use of the expected loss concept to quantify your cost of credit risk; and

•
Note 62.A).7, Loan Adjustments, on page F-120 of the Form 20-F for 2006 that for IFRS purposes you use statistical parameters established by the Bank of Spain to developed internal credit risk models that use the expected loss concept, with expected loss of a given transaction representing an expected cost, measured as an average within the full economic cycle, of the credit risk of such transaction.

BBVA advises the Staff that the explanations relating to the use of the expected loss concept on pages 53 and 54 of our response letter dated February 26, 2007 do not apply to IFRS. Under IFRS, BBVA applies the incurred loss concept model developed by the Bank of Spain. BBVA respectfully refers the Staff to BBVA’s response to comment 30 of this letter for further explanation.

BBVA advises the Staff that the expected loss concept that BBVA is referring to in our response letter dated February 26, 2006 is considered only in BBVA’s internal models. BBVA respectfully submits that the translation of this highly technical terminology is causing some misunderstanding that BBVA explains in further detail in response to comments 42 and 43 of this letter relating to the calculation of loan losses under US GAAP.

30.
Considering the above, please tell us how you determined that your credit risk methodologies are in full compliance with the incurred loss model as defined in IAS 39 for determining the allowance for loan losses. Include in your response a comprehensive discussion of your consideration of the guidance in the Bank of Spain Circular no. 4/2004 and IAS 39, including but not limited to the following:

•	Paragraph 59 of IAS 39 states losses expected as a result of future events, no matter how likely are not recognized.

•
Paragraph BC109 of IAS 39 in the Basis for Conclusions of IAS 39 states the IASB considered the incurred loss model and the expected loss model and concluded that impairment losses should be recognized only if they have been recognized based on the incurred loss model.

•
Paragraph AG90 of Appendix A, Application Guidance of IAS 39 provides an example for applying paragraph AG89 regarding the collective evaluation of impairment and determined that it would not be appropriate for an entity to record an impairment loss for deaths of credit card holders that are expected to occur in a future period, because the loss event has not occurred.

•
Annex IX to Bank of Circular 4/2004, especially the indicated minimum allowance percentage for specific allowance and specified allowance percentages for general allowance related to losses arising from credit risk impairment. Clarify for us how these loss percentages derived from the entire banking sector are representative of your peer group.

As mentioned in BBVA’s response to comments 27 and 28 of this letter, BBVA is under the supervision of the Bank of Spain as the regulatory and supervisory authority for Spanish credit institutions and the CNMV, which supervises the securities and exchange markets in Spain and the financial reporting of public companies in conformity with E.U.-IFRS.

BBVA respectfully refers the Staff to Note 62.A).7, Loan adjustments, on page F-120 of the 2006 Form 20-F, for IFRS purposes and to BBVA’s response to the Staff’s comment 28 of the

December 29, 2006 Comment Letter, as BBVA is legally obliged to apply the methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses, as defined in Annex IX of the Circular 4/2004 of Bank of Spain. In Annex IX, caption 27, of the Circular 4/2004, the Bank of Spain defines inherent losses as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”.

BBVA advises the Staff that the Bank of Spain indicates in caption III, 13.b) of Annex IX of the Circular 4/2004 that “Entities shall develop internal models to calculate the allowance or provision for insolvency risk and country risk, which will take the methodology described in the following sections as an obligatory reference. These models shall form part of a suitable credit risk measurement and management system and use parameters obtained from data in the entity’s historical database, which should span a complete business cycle and not be skewed by any growth in business that affects their representativeness. Once the Banco de España establishes the remaining minimum requirements that models must meet, and once conformity has been verified, entities may use their internal models to prepare their financial statements.”

BBVA advises the Staff that the Circular 4/2004 of the Bank of Spain explicitly requires that the internal credit risk models developed by each entity should be approved by the Bank of Spain prior to being used for financial statements purposes. All the Spanish financial entities should use the model developed by the Bank of Spain until the moment in which the Bank of Spain approves the internal credit risk model of each entity.

The model developed by the Bank of Spain regarding the allowance for incurred losses not yet assigned to specific loans states that each entity should divide its portfolio in the following homogenous segments:

a)
Negligible risk. The following transactions are included: exposures to the general governments of European Union countries, including those arising on public debt reverse repurchase agreements, to the public non-financial corporations referred to in Rule sixty-six, paragraph 7.b.(i) of the Bank of Spain Circular 4/2004 and to the central governments of countries classified in group 1 for country-risk purposes; transactions guaranteed or reguaranteed by such general governments directly, or indirectly through agencies with an unlimited guarantee thereof; advances on pensions and wages for the following month, provided that the paying entity is part of general government and the pensions or wages are direct-debited at the entity; the covered portion of transactions underwritten, guaranteed or reguaranteed by agencies or public enterprises of countries classified in group 1 for country-risk purposes whose main activity is the underwriting or backing of credit; transactions that are in the name of credit institutions; transactions that have a full, joint and several, explicit and unconditional personal guarantee given by the aforementioned credit institutions and by Spanish reciprocal guarantee companies that can be claimed on first demand; exposures in the name of Deposit Guarantee Funds, provided they are on an equivalent footing in terms of credit quality to those of the European Union; and transactions collateralised by cash deposits or for which interests in monetary financial institutions or debt securities issued by general government or credit institutions are pledged as collateral, if the outstanding exposure is equal to or less than 90% of the redemption value of the interests in monetary financial institutions and of the market value of the securities accepted as collateral.

b)
Low risk. The following transactions are included: assets used as collateral in monetary policy operations of the European System of Central Banks, except those included in point (a) above; mortgages on completed housing and finance leases on such assets in which the outstanding exposure is less than 80% of the appraised value of the dwelling; ordinary mortgage-backed securities; transactions with obligors that are companies whose long-term debt has a credit rating of at least A awarded by a reputable credit rating agency; and securities issued in local currency by the central governments of countries not classified in group 1 for country-risk purposes that are recorded in the books of branches established in the issuer’s country.

c)
Medium-low risk. The following transactions are included: finance leases not included in other risk classes and exposures collateralised in some other way than indicated in the foregoing points, provided that the estimated value of the leased assets and of the collateral fully covers the outstanding exposure.

d)
Medium risk. This encompasses those exposures to residents in Spain or in countries included in groups 1 and 2 for country-risk purposes that are not included in the foregoing risk classes, unless they qualify for classification in medium-high or high-risk classes.

e)
Medium-high risk. The following transactions are included, unless they qualify for classification in the high-risk class: personal credit for purchases of consumer durables and of other current goods and services not assigned to a business activity, unless they are registered in the Instalment Sales of Movable Goods Register, and exposures to ultimate obligors resident in countries in groups 3-6 for country-risk purposes excluded from allowance or provision for such exposure that are not included in other classes.

f)
High risk. The following transactions are included: credit card balances, current account overdrafts and credit account overdrafts, whosoever the obligor, except those mentioned in points (a) and (b) above.

BBVA advises the Staff that the Bank of Spain model requires that each financial entity classify its portfolio in these segments, and then apply the percentages indicated by the Bank of Spain to each segment (the ”α” and “β” parameters indicated below). These percentages are based on Bank of Spain deep experience of and information on the Spanish banking sector and will periodically be updated to reflect changes in the data for the sector.

As we mentioned in answer to your comment 28 of your comment letter dated December 29, 2006, the methodology of the calculation establishes that the charge for inherent but not specifically identified losses to be booked in each period will be equal to: (i) the sum of the products of the positive or negative change during the period in the amount of each risk class and its related α parameter, plus (ii) the sum of the products of the total amount of the transactions included under each risk class at the end of the period and the related β parameter, less (iii) the amount of the overall net impairment charges related to the specific allowances for loan losses during the period.

The ”α” and “β” parameters take into account the historical inherent loss, and the relevant adjustments to reflect current economic circumstances. The values for each of the risk classes, as defined by the Bank of Spain, are:

	α	β
Negligible risk	0%	0%
Low risk	0.6%	0.11%
Medium-low risk	1.5%	0.44%
Medium risk	1.8%	0.65%
Medium-high risk	2.0%	1.10%
High risk	2.5%	1.64%

According to the Bank of Spain and Spanish banking sector data, the total balance of this allowance or provision should remain within a range between 33% and 125% of the sum of the products obtained by multiplying the amount of each class by its related α parameter.

As we indicated in Note 62.A).7, Loan adjustments, on page F-120 of the 2006 Form 20-F, BBVA Group has developed our own internal credit risk model that takes into account our own historical experience of impairment adjusted as appropriate for other objective observable data known at the time that each assessment is made. This own internal credit risk model is based on our credit experience and is different from the aforementioned model developed by the Bank of Spain.

Currently, the Bank of Spain has not yet verified our internal credit risk model. For this reason and as described in preceding paragraphs, for IFRS purposes the BBVA Group has the obligation to calculate the allowance for loan losses using the model developed by Bank of Spain with the statistical procedures parameters established by the Bank of Spain instead of using our own internal credit risk model.

In this framework, the model developed by the Bank of Spain that is based on a deep analysis of the historical accumulated data of all the Spanish financial sector and that is mandatory for all the Spanish financial institutions, represents the peer group of BBVA Group.

31.	Please tell us if you use the expected loss model in determining the loan loss allowance under both:

•	The statistical loan loss methodology required by the Bank of Spain based on the “peer group” statistical percentages; and

•	The internal valuation allowance methodology developed in accordance with the Bank of Spain Circular 4/2004

We confirm that we do not use the expected loss model to calculate our provisions under IFRS and that under IFRS we apply the incurred loss concept model required by the Bank of Spain Circular as previously explained in our answer to comment 30.

As previously mentioned in response to comment 29 we confirm that the expected loss concept that we were referring to in comment 28 of our response letter dated February 26, 2007 is considered only in our internal models but the expected loss concept that we were referring to is not exactly the same concept that is widely understood under US GAAP. We explain in further detail in answer to your comments 42 and 43 relating to the calculation of loan losses under US GAAP.

32.
In the event you use the expected loss concept under both the statistical loan methodology and the internal valuation methodology, please tell us and disclose in future filings the basis for stating that bath methodologies are in full compliance with IAS 39, given that IAS 39 requires the use of the incurred loss model.

As mentioned in response to comments 29-31, for IFRS purposes we do not use the expected loss concept and we use the model required by the Bank of Spain that requires to cover inherent losses, which is defined in the Circular 4/2004 as losses incurred as at the date of the financial statements which are yet to be assigned to specific operations.

Note 2.2.f), Pension commitments and other commitments to employees, page F-22

33.
We refer to the first bullet point of your response to comment 14 of our letter dated December 29, 2006, which states the expected rates of return are included as part of the main actuarial assumptions on page F-27 and F-28 of the 20-F for 2005. Considering the expected rates of return on the pages you refer to in subfootnote 2.2.f.2, Companies abroad, in the 2005 20-F are specifically for pension commitments of BBVA Bancomer in Mexico and BBVA Portugal, please tell us and in future filings revise Note 29, “Commitments with Personnel” on page F-79 of the Form 20-F for 2006 to disclose the following pension information:

•
In sub-footnote 29.1, Companies in Spain, on page F-80, disclose for all fiscal periods the expected rates of return on plan assets in the significant actuarial assumptions section of each pension plan related to the pension commitments in Spain. Refer to paragraphs 120A(n)(ii) and 120A(n)(iii) of IAS 19.

•
In sub-footnote 29.1, Companies in Spain, on page F-80 and sub-footnote 29.2 Companies abroad, on page F-85, disclose for all fiscal periods the actual return on plan assets and on any related reimbursement rights for each pension plan. Refer to paragraph 120(A)(m) of IAS 19.

In previous Forms 20-F BBVA only provided detailed information related to the pension commitments for companies in Spain, Mexico and Portugal because the pension commitments for the rest of the countries are considered not relevant compared to the total pension commitments (net of plan assets) of the Group, as can been seen in the following breakdown:

Pension commitments (net of plan assets)

Country	Thousand of euros	%	%
Spain	6,225,144	97.94%
Mexico	54,375	0.86%	99.42%
Portugal	39,698	0.62%
BBVA UK (London branch)	9,138	0.14%
United States	8,028	0.13%
Colombia	7,703	0.12%
Peru	5,785	0.09%
Uruguay	1,772	0.03%	0.58%
Argentina	1,010	0.02%
Paraguay	220	0.00%
Other BBVA foreign branches *	3,108	0.05%
Total	6,355,981	100%	100%
* Include BBVA branches in United States, France, Italy and Japan

•
We did not disclose “expected rates of return on plan assets” within the significant actuarial assumptions section relating to Spain because the assets assigned to the funding of commitments do not qualify to be considered as plan assets, other than external insurance contracts that meet the requirements of paragraph 104 of IAS 19 (see foregoing first bullet point to comment 38). A broader description of the Spanish pension commitments is included in Note 2.2.e of our 2006 Form 20-F.

•	Related to the “actual return on plan assets”:

- We did not disclose this information relating to Spain because the assets assigned to the funding of commitments in Spain do not qualify to be considered as plan assets.

- The “actual return on plan assets” for Mexico and Portugal are as follow:

Actual return on plan assets
Country	(Thousand of euros)
Mexico	86,098
Portugal	4,973

In any case, we acknowledge your comment and in future filings we will disclose additional information related to the “actual return on plan assets”.

34.
We note you have provided in sub-footnote 2.2.f.2, Companies abroad, on pages F-27 to F-29 of the 20-F for 2005, the pension information only for companies in Mexico and Portugal. Please tell us and in future filings revise sub-footnote 29.2, Companies abroad, on page F-85 of the 20-F for 2006 to provide the full pension plan disclosure required by paragraph 120A of IAS 19 for your other operations abroad in the United States and inSouth America based on your new segment organization structure applicable to fiscal year 2006 as stated in your response to comment 25.

As we explain in comment 33, in previous Forms 20-F filed by BBVA, we only disclosed information related to pension commitments in Spain, Mexico and Portugal because the materiality of the figures relating to the rest of the countries were considered individually and in the aggregate not material (all of them are below 0.15% over the total pension commitments net of plan assets).

35.
We refer to the second bullet point of your response to comment 14 of our letter dated December 29, 2006, that states you have provided the medical cost trend rates as part of the main actuarial assumptions on page F-28. Considering the rate of inflation for medical services on the page you refer to in sub-footnote 2.2.f.2.2, Companies abroad, Post-employment welfare benefits, refers only to pension commitments of BBVA Bancomer in Mexico, please tell us and in future filings revise Note 29, Commitment with Personnel, on pages F-79 to F-88 of the 20-F for 2006 to disclose for each period the medical cost trend rates under the significant actuarial assumptions section for each pension plan both in Spain and operations abroad other than those of BBVA Bancomer. Refer to paragraph 120A(n)(v) of IAS 19.

There are not post employment medical benefits in Spain and Portugal. Mexico is the only relevant country that has in place this type of pension commitment (see pages F-80 and F-87 of the 2006 Form 20-F).

36.
We refer to the fourth bullet point of your response to comment 14 of our letter dated December 29, 2006. Please tell us and in future filings revise Note 29, Commitments with Personnel, on page F-79 of the 20-F for 2006 to disclose that the Normal cost for the year line item is equivalent to current service costs under paragraph 120A of IAS 19. In order to provide the reader with enhanced understanding of the financial statements prepared under IFRS, please consider the inclusion in future filings of a glossary that relates the terminology required by the Bank of Spain or other local regulatory authorities to the related accounting terminology under IFRS.

As you state in your comment, the “normal cost for the year” line item presented in our Form 20-F is equivalent to “current service costs” under paragraph 120A of IAS 19. For future filings we will review and adapt our terminology to IFRS terminology.

37.
We refer to the fifth bullet point of your response to comment 14 of our letter dated December 29, 2006, regarding the reconciliations of the fair value of the plan assets and defined benefit obligations. We note the line item Value of the assets assigned to funding of commitments you refer to is included in the reconciliation of the beginning and ending balances of the present value of the vested obligation for BBVA Bancomer in Mexico and BBVA Portugal on page F-27 of the 20-F for 2005 is required by paragraph 120A(c) of IAS 19. In this regard, as requested previously, please tell us and in future filings revise Note 29, Commitments with Personnel, on page F-80 of the 20-F for 2006 to provide for each pension plan of BBVA in Spain and abroad the following information:

•
The reconciliation of the opening and closing balances of the fair value of the plan assets required by paragraph 120A(e) of IAS 19 that includes the effects during the period attributable to factors such as: the expected return on plan assets; actuarial gains and losses; contributions by the employer and plan participants and benefits paid.

•	The reconciliation of the present value of the defined benefit obligation and the fair value of the plan assets recorded on the balance sheet as required by paragraph 120A(f) of IAS 19.

•	We present below a reconciliation of the opening and closing balances of the fair value of the plan assets for Mexico and Portugal required by paragraph 120.A(e) of IAS 19.

Fair value of plan assets	2006
Mexico	Thousands of Euros
Balance at beginning of year	550,637
+ Expected return on plan assets	45,237
- Benefits paid	(46,589)
+ Contributions	485,382
+/- Actuarial losses (gains)	48,774
+/- Exchange differences	(95,965)
+/- Others	3,869
Balance at end of year	991,345

€991,345 thousand includes €623,418 thousand related to pensions and €367,927 thousand related to post employment welfare benefits.

Fair value of plan assets	2006
Portugal	Thousands of Euros
Balance at beginning of year	221,375
+ Expected return on plan assets	11,521
- Benefits paid	(11,385)
+ Contributions	40,777
+/- Actuarial losses (gains)	(6,728)
+/- Others	198
Balance at end of year	255,758

We acknowledge your comment and in future filings we will disclose information related to the reconciliation of the opening and closing balances of the fair value of the plan assets.

•	As of December 31, 2006, 2005 and 2004, the BBVA Group did not disclose the reconciliation of present value of the defined benefit obligation and the fair value of the plan assets recorded on the balance sheet as described in paragraph 120.A (f) of IAS 19 because none of the concepts described in this paragraph are applicable to the BBVA Group.

We acknowledge your comment and in future filing we will disclose information related to the reconciliation of present value of the defined benefit obligation and the fair value of the plan assets if it is applicable.

38.
We refer to the sixth bullet point of your response to comment 14 of our letter dated December 29, 2006, in which you refer to the “Summary” sections on page F-24 and F-29 for income statement charges related to post-employment compensation commitments in Spain and abroad in 2005 and 2004 as having provided the information required by paragraphs 120A(d),(g) and (h) of IAS 19. Please tell us and in future filings revise Note 29, Commitments with Personnel” on page F-79 of the 20-F for 2006 to provide for each pension commitment the following analysis required by paragraph 120A of IAS 19:

•	The analysis required by paragraph 120A(d) of IAS 19, that describes what portion of each pension obligation is wholly unfunded and what portion is wholly or partially funded.

•
The breakdown preferably in tabular presentation, required by paragraph 120A(g) of IAS 19, of the total expense recognized in profit or loss, and a description of the line item where they are located, for specific items such as, but not limited to the following: current services cost, interest cost, expected return on plan assets and actuarial gains or losses.

•
The analysis, required by paragraph 120A(h) of IAS 19, of the total amount recognized in the statements of income and expense for actuarial gains and losses and the effect of the limit for recognizing a defined benefit asset in paragraph 58(b) of IAS 19.

•	The analysis required by the IFRS by significant countries as follows:

- In Spain the majority of the pension commitments are reported as unfunded.

We report funded €569,492 thousand related to post-employment benefits which are covered by insurance contracts that meet the requirements of paragraph 104 of IAS 19 contracted with insurance companies which are not related to the BBVA Group.

We report unfunded the rest of pension commitments in Spain because the assets assigned to these commitments do not qualify as plan assets. Part of these assets do not qualify as plan assets because they are registered under insurance contracts with BBVA insurance companies. As we describe in Note 2.2.e of the 2006 Form 20-F, this system meets the requirements of the Spanish regulation related to pension commitments (Royal Decree 1588/1999, October 15th, of instrumentation of pension commitments).

Nevertheless, the pension commitments reported as unfunded are wholly covered with internal provisions (see page F-80 of the 2006 Form 20-F).

- In Mexico, pension commitments related to post-employment benefits are wholly funded. Commitments related to post-employment welfare benefits are partially funded, as can be seen in the foregoing table:

MEXICO	(Thousands of euros)
Post employment benefits
Present actuarial value at end of year	623,418
Value of assets assigned to funding of commitments	(623,418)
Balance at end of year	0
Post employment welfare benefits
Present actuarial value at end of year	422,302
Value of assets assigned to funding of commitments	(367,927)
Balance at end of year	54,375

The unfunded amount of post employment welfare benefits are wholly covered with internal provisions.

- In Portugal, pension commitments related to post-employment benefits are partially funded, as can be seen in the following table:

PORTUGAL	(Thousands of euros)
Post employment benefits
Present actuarial value at end of year	295,476
Value of assets assigned to funding of commitments	(255,758)
Balance at end of year	39,718

The unfunded amount of post employment benefits is wholly covered with internal provisions.

We acknowledge your comment and in future filings we will include explanations related to the funded and unfunded pension commitments situation.

•	The breakdown of impact on profit or loss of the charges in the 2006 consolidated income statements for the post-employment compensation commitments of Mexico and Portugal is as follow:

	Portugal	Mexico
2006	(thousand of euros)
Interest expenses and similar charges (1)	17	42,808
Interest Cost	11,538	88,045
Expected return on plan assets	(11,521)	(45,237)
Personnel expenses (2)	4,871	32,585
Provision expenses (3)	34,928	(9,848)
Total	39,816	65,545

(1) Includes “Interest cost” and “Expected return on plan assets”

(2) Includes “Current service costs”
(3) Includes “Actuarial losses and Gains” and “Transfer to funds for early retirement”

We acknowledge your comment and in future filings we will include the breakdown related to the total income and expenses recognized in profit or loss by relevant country.

See Note 29 (29.1.1.4) in the 2006 Form 20-F for breakdown of impact on profit or loss of the charges for the post-employment compensation commitments in Spain in the consolidated income statements for the year ended December 31, 2006.

•	As of December 31, 2005 and 2006, as further explained in the foregoing comment 46, the BBVA Group did not recognize actuarial gains and losses in the statements of recognition of income and expense (SORIE).

Paragraph 58A of IAS 19 did not apply to BBVA as the pension plans are in a pension liability position.

39.
We refer to the last bullet point of your response to comment 14 of our letter dated December 29, 2006, where you have provided your proposed sensitivity analysis to be included in future filings which relates specifically to the assumed medical cost trend rates for the BBVA Bancomer pension commitments. Please tell us and in future filings revise Note 29, Personnel Commitments, on page F-79 of the Form 20-F for 2006 to provide similar quantitative disclosure for each pension commitment in Spain and abroad for which you have provided quantified pension information in the footnote.

As we state in comment 35, there are not post employment medical benefits in Spain and Portugal. Mexico is the only relevant country that presents this type of commitment. For this reason, in our 2006 Form 20-F we only disclosed the medical cost trend rates for BBVA Bancomer.

40.	Please tell us and in future filings revise Note 29, Commitments with Personnel, on page F-79 of the 20-F for 2006 to provide the following information for each pension plan commitment:

•	The information required by paragraph 120A(j) of IAS 19 to state the percentage or amount that each major category of plan asset constitutes of the fair value of the total plan assets.

•	The information required by paragraph 120A(p) of IAS 19 for the current period and for the four previous annual periods regarding the following:

o	The present value of the defined benefit obligation; the fair value of the plan assets and the surplus or deficit in the plan; and

o	The monetary or percentage experience adjustments for plan liabilities and plan assets at each balance sheet date.

•
The information required by paragraph 120A(q) of IAS 19 regarding the Company’s best estimate of any contributions expected to be paid to the plan during the annual period after the most recent balance sheet date.

•
The only relevant countries with plan assets are Mexico and Portugal. The information for these countries related to the percentage that each category of assets constitutes of the total plan assets was included on pages F-144 and F-145 of the 2006 Form 20-F (note 62). In future filings we will include this disclosure in the note related to Commitments with Personnel (note 29 of the 2006 Form 20-F).

•
The information mentioned has been presented only for the years 2006, 2005 and 2004 because IFRS was adopted in 2004. We will be able to provide information for four years in our 2007 Form 20-F and five years in our 2008 Form 20-F.

•	The best estimate of contributions expected to be paid to the plan during 2007 is as follow:

	Thousands of euros
	Spain	Mexico	Portugal
Estimate of contributions expected	65,924	44,032	4,841

We acknowledge your comment and in future filings we will include information related to the best estimate of contributions expected to be paid to the plan during the annual period after the most recent balance sheet date.

Note 3, Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005, page F-36

41.
We refer to your response to comment 17 of our letter dated December 29, 2006, regarding the adjustment required by the bank of Spain with respect to the allowance for loan losses at the date of transition to IFRS. Please provide us with the following information regarding the recognition of an adjustment to record an additional amount of allowance for loan losses on the transition date:

•
Tell us what was the monetary amount of the increase to the allowance for loan losses on the transition date as a result of this adjustment and what specific financial statement accounts were adjusted.

•
Explain to us the specific changes in the method to estimate the allowance for credit losses that resulted from implementing the Bank of Spain Circular to adopt IFRS as compared to the previous Spanish GAAP methodology.

•
Tell us why no separate adjustment was recorded in the Reconciliation to disclose the impact of this transition adjustment on the opening balance for 2004 and why no disclosure was made in footnote (d), “Loan portfolio provisioning” regarding this adjustment based on the methodology required by the Bank of Spain.

•
The increase to the allowance for loan losses on the transition date to IFRS amounted to 289 million (gross), which was registered as a decrease of the caption “Loans and receivables - Loans and advances to other debtors” of the assets of the consolidated balance sheet and as a decrease to the stockholders’ equity caption, net of the corresponding tax effect. In footnote (d) “Loan portfolio provisioning” of the 2006 Form 20-F we disclosed such amount net of its tax effect.

•
The new Circular 4/04 of Bank of Spain constitutes a significant change in respect of the previous Spanish GAAP methodology for allowance for credit losses, and that was also mandatory for all the Spanish financial entities applying Spanish GAAP, as required in the Circular 4/91 of Bank of Spain. The old Circular 4/91 obliged all the entities to record the following allowances for credit losses:

o
A specific provision for impaired losses that was recorded on an individual basis. This provision was intended to cover possible losses in the full recovery of the credit risks assumed by the entities in the course of its financial business. Every entity should segment its portfolio in function of the due date of each risk and then apply the objective percentages determined by the Bank of Spain to each segment. The balance of the specific loan loss provision was increased by provisions from period income and decreased by charge-offs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage transactions with full coverage) and, if appropriate, by recoveries of the amounts previously provided for.

o
General-purpose provision: in accordance with Bank of Spain regulations, an additional general-purpose provision, representing 1% of loans, fixed-income securities, contingent liabilities and nonperforming assets without mandatory coverage (0.5% in the case of certain mortgage transactions with full coverage), was set up to cover risks not specifically identified as problematic at the present time. The balance of the general-purpose loan loss provision was increased by provisions recorded with a charge to income and is decreased when the risk assets making up the calculation basis diminish with respect to the previous period and provisions are released.

o	Provision for the statistical coverage of loan losses: in addition, the Spanish financial entities were required to record a provision for the statistical coverage of the unrealized loan losses on the various homogeneous loan portfolios, by charging each quarter to the statement of income, the positive difference resulting from subtracting the specific net charges for loan losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (credit risk of each portfolio multiplied by the weighting coefficients established by Circular 4/1991 which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the provision recorded in this connection (to the extent of the available balance). The maximum amount of this provision is three times the sum of the amount of each credit risk category multiplied by its respective weighting coefficient.

The Circular 4/04 of Bank of Spain adapted the accounting system of Spanish financial entities to IFRS. Regarding the allowances for credit loss this Circular requires all the financial entities to record:

o
Specific allowance provision: recorded for assets classified as doubtful due to customer arrears (that requires the entities to perform a new and deeper segmentation of its portfolio; unsecured transactions of companies and solo proprietors, unsecured transactions for other customers, transactions secured by completed houses, other secured transactions), for assets classified as doubtful for reasons other than customer arrears (introducing more restrictive requirements to classify a whole transaction as doubtful when any part of principal, interest or contractually agreed expenses is past-due for more than three months or all the transactions of individual customers as doubtful when the balances classified as doubtful due to arrears exceed 25% of the outstandings of the specific individual customer).

o
An allowance to cover the inherent losses defined as losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations, as we mentioned in response to comment 30.

These new methodology necessitated an additional allowance for credit risks, which made the balance of doubtful transactions higher as of January 1, 2004 (applying the requirements of new Circular 4/04) than that as of December 31, 2003 (applying the old Circular 4/91 requirements).

Transitional provision one “First-time application of this Circular to the annual financial statements” of the Circular 4/04 of Bank of Spain indicates that the provisions for credit risk, insolvency risk and country risk existing as at 1 January 2004 (according to Circular 4/91) should be applied first to the specific allowance or provision for credit risk, to cover both insolvency risk and credit risk, calculated in accordance with Annex IX. The excess shall be used for the general allowance or provision, the amount of all must be within the limits indicated in section 29.c) of such Annex. The shortfall or the allowances or provisions should be recorded against reserves.

•	The reconciliation of the closing balance for 2003 to the opening balance for 2004 that is included in the page F-161 of the 2006 Form 20-F includes in the caption “Loans and receivables” various adjustments and reclassifications with positive and negative amounts, which final net effect is approximately zero. The negative amount corresponds to the adjustments derived from the registration of the additional allowances for credit loss. The positive amount corresponds to the reclassification of the accrual interest of the loans from the accrual accounts.

Note 59, Differences between IFRS and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-104.

42.
We refer to your response to the second bullet point of comment 28 of our letter dated December 29, 2006, regarding your methodology for determining the general loss reserve under US GAAP. Please tell us if the internal risk model used to determine the allowance for loan losses under US GAAP includes a component for expected losses and explain the authoritative accounting literature that supports your inclusion of an expected loss component for the general allowance under US GAAP. Consider in your response the following disclosure:

•
Note 62.A) 7. “Loan Adjustments” on page F-120 of the EU-IFRS to US GAAP reconciliation in the 20-F for 2006 states your internal risk models use the “expected loss” concept to quantify the cost of your credit risk .

•
The “Credit Risk Management” section of Item 11 referred to in your response describes the methodology for determining the general loan under US GAAP includes a section titled “Expected Loss” on page 122 that discuss expected losses adjusted upwards in line with the business cycle that does not appear to be consistent with the credit risk quantification methodologies under US GAAP that do not include a general loss component in the allowance for loans losses.

As we mentioned in our response to comment 30 above and in Note 62.A).7, Loan adjustments, on page F-120 of the 2006 Form 20-F, we have developed our own internal credit risk model. This model is based in our credit experience and is different from the aforementioned model developed by the Bank of Spain.

Our own internal credit risk model use the “expected loss” concept and we note that the translation of this highly technical terminology is causing some misunderstanding.

Our own internal credit risk model facilitates compliance with the regulatory requirements set forth within the framework of Basel II. We use the “expected loss” concept to quantify the cost of our credit risk in order to be able to incorporate it into the calculation of the risk adjusted return of our operations. Additionally, the parameters necessary to calculate it are used to calculate the economic capital and in the future, the calculation of the regulatory capital under the internal models of Basel II.

As we mentioned in caption “Credit risk management” of the Item 11 “Quantitative and qualitative disclosures about market risk” in the 2006 Form 20-F, our internal methodologies for credit risk quantification include two concepts:

(i)	Expected loss as defined below; and

(ii)	Economic capital: defined as unexpected loss or extreme but highly improbable level of stressed loss which is used to determine the Group’s economic capital demand.

Economic capital is calculated for different purposes to allowances for loans losses, so it cannot be used as a forecast of the total allowances for loans losses.

However, “expected loss” is calculated through a similar method for Basel II and allowance for loans losses purposes. Expected loss calculated for Basel II purposes is a statistical estimate that reflects changes in the size and quality of the loan portfolio.

We developed our internal risk model, based on historical information available for each country and type of risk (based on homogenous portfolios), by dividing the loan portfolio into different and homogenous portfolios; each portfolio contains loans with similar characteristics, such as risk classification, economic environment (i.e. country), type of loan (e.g. mortgage loans or credit card loans), collateral type, and counterparty type (e.g. consumer, commercial or sovereign).

This model takes into account the aforementioned “expected loss” for each homogenous portfolio calculated for Basel II purposes based on our historical experience of impairment adjusted as appropriate for other objective observable data known at the time that each assessment is made.

Therefore, the “expected loss” reflects the statistical incurred loss by each portfolio measured as an average along a full past economic cycle, not the estimate of future economic cycle.

The quantification of this “expected loss” would result out of three factors: “exposure”, “probability of default” and “loss given default”.

•	Exposure (EAD) is the amount of the risk assumed by default of the counterparty.

•
Probability of Default (DP) is the probability that the counterpart defaults on its principal and/or interest payments. We also allocate the probability of default by using BBVA’s historical databases to ascertain how this probability varies in terms of the scores allocated by our tools and of other potentially relevant factors (e.g. the seasoning of the transaction). The default probability is linked to the rating/scoring of each customer/transaction. The measurement of DP uses a temporary ceiling of 1 year, meaning that it quantifies that the counterparty defaults within the following year. Default is defined as those amounts not paid within 90 days or more, as well as those outstanding amounts where there is doubt about the solvency of the counterparty (judgmental defaults).

•
Loss given default (LGD) is the percentage of risk exposure that is not expected to be recovered in the event of default and constitutes one of the key factors in quantitative risk assessment. The method that we mainly use for the calculation of LGD is the “Workout LGD”. This method is based on discounting the cash flows of the defaulted exposure that have been collected at different times of the recovery process. In the case of portfolios with low default rates, which do not have enough data to obtain a reliable estimate by means of the Workout LGD method, other methods are used, such as external sources for obtaining market references on LGD rates suited to the internal portfolio.

For calculating allowance for loans losses purposes under US GAAP, our internal model takes into account a new parameter which corrected Probability of Default (DP) and Loss given default  (LGD) in order to estimate how much of the “expected loss” calculated for Basel II purposes is incurred loss at the date of Financial Statements.

Therefore, we consider our “expected loss model” reviewed as an “incurred loss model” is an appropriate loan loss allowance under US GAAP.

We acknowledge your comment and, in future filings, we will state our credit risk model is an incurred loss model in order to avoid any possible misunderstanding.

43.	We refer to your response to the third bullet point of comment 28 of our letter dated December 29, 2006. Please address the following:

•
Tell us how your internal risk models, which incorporate conservative calculations established by the Bank of Spain, result in a range of possible loan losses that are not significantly different from those that would be generated if you did not incorporate the statistical percentages established by the Bank of Spain.

•	Clarify how you determined that this process of determining a range of possible loan losses is compliant with US GAAP and results in an appropriate loan loss allowance under US GAAP.

•
Please clarify if the inputs used in the internal risk model, Exposure, Probability of Default and Loss Given Default, are used to determine the allowance for loan losses under US GAAP. Based on your disclosure in Note 62.A) 7 “Loan Adjustments” on page F-120 of the EU-IFRS to US GAAP reconciliation in the 20-F for 2006, it appears that these inputs are used to determine the Expected loss, measured as an average within a full economic cycle, which is in turn used to determine the allowance for loan loss under IFRS.

•
As we mentioned in response to comment 42 above, for calculating allowance for loans losses purposes under US GAAP we apply our internal credit risk model reviewed as an incurred loss model. This model use different assumptions.

Because of the sensitivity of these assumptions, our internal credit risk model could generate different results, which we called “a range of results” in our response to comment 28 from your comment letter dated December 29, 2006.

This “range of results” includes from the most likely incurred loss estimate (which is our US GAAP allowance for loan losses) to the maximum incurred loss estimate, which we mention as “its conservative calculation”. The maximum incurred loss estimate is calculated by stressing our model by using less likely assumptions.

As we mentioned in response to comment 30, for calculating allowance for loans losses purposes under IFRS we do not apply our internal credit risk model. Instead, we apply the model developed by Bank of Spain.

We meant that the results by applying the model developed by Bank of Spain (used for IFRS purposes) coincides approximately with the maximum incurred loss estimate, which we mentioned as “its conservative calculation”, by our internal risk model (used for US GAAP purposes).

•	We confirm we do not use the aforementioned ”range of results” for calculating allowance for loan losses purposes under US GAAP.

We confirm we have used those most likely assumptions in determining the amount of the credit loss allowance for US GAAP purposes in 2006 and prior years.

•	As we mentioned in response to comment 42 above, for calculating allowance for loans losses purposes under US GAAP we apply our internal credit risk model reviewed as an incurred loss model.

We confirm the inputs used in our internal risk model as defined in response to comment 42 are used to determine the allowance for loan losses under US GAAP.

44.
Please explain to us and discuss in this footnote in future filings the reasons for the negative EUR 303 million loan adjustment to the IFRS net income in 2005 on page F-112 considering that the loan adjustments in 2004 and 2006 were positive. Refer to the penultimate paragraph on page 56 of your response letter that states the allowance for loan losses under the Bank of Spain guidance results in a higher amount than under US GAAP.

The impact of the different criteria to evaluate loan losses provisions under US GAAP is not very significant in year 2005 due to cyclic reasons and the different components in the loan portfolio between years. However, as you can see in the consolidated statements of income for the years ending December 31, 2006, 2005 and 2004 presented under US GAAP included in the F-131 of the Form 20-F, the trend of our charges to the “Provision for loan losses“ caption of the mentioned consolidated statements of income during these last three years is very consistent with the trend of the growth of our loans in the same period (charges of 1,031,238 thousand of euros, 943,120 thousands of euros and 662,988 thousand of euros in 2006, 2005 and 2004, under US GAAP, respectively.

Additionally, in year 2005, the adjustment in loan losses includes approximately 180 million of euros (net of tax effect) that corresponds to the loan commissions accrual and that were considered as an ordinary expense under US GAAP that results from a change in accounting estimate in accordance to APB 20 under US GAAP in order to align the estimations used under IFRS and US GAAP for fees and commissions received. Prior to implementation of IFRS, an adjustment was considered in the reconciliation to US GAAP because under prior GAAP, fees on loans or services that were provided over a year time were recognized when received. The estimations that were historically used by BBVA under US GAAP to defer the commissions and fees on loans or services that were provided over a year time and that were recognized over the life of these transactions or services were different that the estimates that were defined at first time implementation of IFRS when an internally developed software was developed by BBVA to calculate the deferral of commissions in a very detailed fashion. In any case, the difference resulting in accounting estimates was not considered significant as compared to the 2005 net income and to the amount of the loan portfolio that is subject to deferral of commissions.

10, Pension plan cost, page F-115

45.
We refer to your response to comment 30 of our letter dated December 29, 2006, and to your revised disclosure on page F-125 of the Form 20-F for 2006 which states that as a result of the change in accounting principles under US GAAP for pension plan accounting there is no difference between IFRS and US GAAP. Please tell us and in future filings revise to disclose how you considered the following differences between the disclosure requirements of IAS 19 and of SFAS 87 as amended by SFAS 132(R):

•
The recognition of actuarial gains and losses under paragraph 93A of IAS 39 provides for an entity to adopt a policy of recognizing actuarial gains and losses in full in the period in which they occur and recognition may be outside of the income statement. This pension plan accounting policy under IFRS is not permitted under US GAAP.

•
The determination of a rate for expected return of plan assets under paragraph 30 of SFAS 87 which is either the fair value of the calculated value or a calculated value which incorporates asset-related gains and losses over a period of no more than five years. This method for calculating the rate for expected return on plan assets under US GAAP is not permitted under IFRS.

•
The plan asset limitation under paragraph 58 of IAS 19 that requires the asset to be measured at the lower of the amount recognized as a defined benefit liability under paragraph 54 of IAS 19 and the totals determined under paragraph 58(b) of IAS 19. This maximum amount of plan assets under IFRS has no similar requirement under US GAAP.

•
The recognition of an additional minimum liability required under paragraph 35 of SFAS 87 when the accumulated benefit obligation exceeds the fair value of the plan assets. The computation of an additional minimum pension liability under US GAAP has no similar requirement under IFRS.

Even when we acknowledge that potential GAAP differences do exist between IAS 19 and SFAS 87/ SFAS 132 (R), we stated in our 2006 Form 20-F (Page F-125) that there is no difference for BBVA, because either we have chosen the same criteria in US GAAP and IFRS or there are not specific transactions which can give rise to any difference. However, we acknowledge your comment and in future filings we will modify the wording as follow (changes underlined):

“There is no significant impact on our financial position, cash flow or results of operations that arise from potential GAAP differences between IFRS and U.S GAAP in pension obligation accounting because either BBVA has chosen the same criteria in U.S. GAAP and IFRS when it is permissible to do so or because the Group is not involved in specific transactions which can give rise to any difference in the reconciliation”

•
Our policy relating to the recognition of actuarial gains and losses is the full immediate recognition in income statement in the period in which they occur, as we explained in sub-footnote 29.1.1.4 and 29.2.3 of the 2006 Form 20-F. This policy is compatible with US GAAP (paragraph 33 of SFAS 87) and IFRS (paragraph 93 of IAS 19). For this reason, this difference doesn’t apply to the Group.

•
The method used by the BBVA Group for calculation of the expected rate of return on plan assets under US GAAP is the same that the one used under IFRS. The BBVA Group did not use any market related value to calculated the expected rate of return on plan assets. For this reason, this difference does not apply to the BBVA Group.

•
In the Group, as of December 31, 2006, 2005 and 2004, the calculated amounts of defined benefit liability were always positive, as we explain in third bullet point to comment 38. For this reason, this difference does not apply to the Group.

•
The pension commitments are registered in the consolidated balance sheet of the Group in base to Projected Benefit Obligation (PBO) or Accumulated Postretirement Benefit Obligation (APBO). Therefore, the Group had not to recognised additional minimum liability under US GAAP. For this reason, this difference does not apply to the Group.

46.
We refer to your response to the second bullet point of comment 30 of our letter dated December 29, 2006, that you relied on paragraph 33 of SFAS 87 that permits the use of any systematic method of amortization of unrecognized gains or losses instead of the minimum amortization specified in paragraph 32 of SFAS 87. Please tell us and in future filings revise this note to describe the following:

•	what was the accepted method of amortization for actuarial gains and losses that you adopted considering the five permissible alternative methods for amortizing actuarial gains and losses, other than the minimum method described in paragraph 32 of SFAS 87, as described in Interpretation No 9, “Amortizing gains and losses” of the FASB Interpretations of FASB Statement No. 87, “Employers’ Accounting for Pensions”.

•
why you consider the adopted amortization policy to be compatible with the amortization methodology under LAS 39 resulting in no differences between IFRS and US GAAP for 2006, as stated in Note 62.A.10 on page F-125 of the 2006 20-F.

•	The method of amortization of actuarial gains and losses used by BBVA Group under US GAAP is their direct recognition in income statement in the same period in which they occur (see page F-124 of the 2006 Form 20-F), as we explained in the third bullet point to comment 45.

Additionally, we acknowledge your comment and in future filings we will include information related to the method of amortization of actuarial gains and losses.

•
The method of amortization used in the Group, explained in the previous bullet point, is compatible with US GAAP (paragraph 33 of SFAS 87) and IFRS (paragraph 93 of IAS 19). Therefore, no differences arise for BBVA Group under both regulations.

47.
As requested previously in the third bullet point to comment 30 of our letter dated December 29, 2006, please tell us how you determined the amounts of pension plan cost adjustments presented in the IFRS to US GAAP Net Income and Equity reconciliation tables. Disclose the specific differences between requirements under US GAAP that resulted in the adjustments included in the reconciliation tables.

The amounts of pension plan cost adjustments presented in the IFRS and US GAAP Net Income reconciliation table for 2005 are explained below:

Changes in Pensions Accounting Under US GAAP	Thousands of euros
Changes in method of amortization
Spain	893,069
Mexico	280,243
Portugal	98,038
Total Gross	1,271,350
Tax effect	(425,829)
Total Net	845,521
Changes in assumptions
Spain	690,842
Mexico	159,385
Portugal	35,739
Others	6,722
Total Gross	892,688
Tax effect	(293,862)
Total Net	598,826
Total net adjustment in income statement	1,444,347

Changes in method of amortization:

Until 2004 under both Spanish GAAP and US GAAP, the cumulative actuarial losses and certain losses were amortized in a straight-line method over the average expected years of work of employment.

At January 1, 2005, in accordance with IFRS 1 first-time adoption of International Financial Reporting Standards, all cumulative actuarial losses were accounted for in equity as of January 1, 2004 (see Appendix VI to Consolidated Financial Statements), and from January 1, 2004, the

BBVA Group decided to adopt for IFRS an accounting policy to recognize actuarial losses have been accounted for in the income statement for the year when these losses have been incurred instead of using the corridor approach.

As a result of the accounting policy election above for IFRS, we decided from January 1, 2005 to also change our US GAAP accounting policy for recognition of actuarial gains and losses from the corridor approach to immediate recognition in the income statement when they arise. Hereinafter, our accounting policy related to actuarial gains and losses is consistent between IFRS and US GAAP.

As the change in this accounting policy was effective under IFRS as of January 1, 2004 and under US GAAP as of January 1, 2005, we included an adjustment under the “Pension plan cost” caption, net of tax effect, in the reconciliation of equity between IFRS and US GAAP as of December 31, 2004 to reflect this matter.

Changes in scope of consolidation and actuarial assumptions:

As disclosed in BBVA’s 2004 Form 20-F, under Spanish GAAP, BBVA was not required to consolidate certain of its controlled insurance companies that hold some of the group’s pension plan, but it applied equity method. However, no similar consolidation exception existed under US GAAP.

Upon adoption of IFRS, BBVA consolidated these insurance subsidiaries resulting in a change in accounting principle pursuant of paragraph 7 of IFRS 1 and recognized this change retroactively at the date of transition (January 1, 2004).

In connection with first time adoption process, the Bank of Spain Circular issued guidance on how banks should determine the actuarial assumptions for these types of pension plans that was required to be applied for both 2005 and 2004.

As a result, we recognized the change in consolidation and the use of the Bank of Spain required discount rates as part of the transition to IFRS. However, our definitive application of this guidance was available after we had already filed the 2004 20-F, such that the actuarial assumptions used for 2004 under US GAAP differ from those used for IFRS. For this reason we included an adjustment under the “Pension plan cost” caption, net of tax effect, in the reconciliation of equity between IFRS and US GAAP as of December 31, 2004 to reflect this matter.

During 2005, we decided that the Bank of Spain Circular methodology to determine actuarial assumptions that provide a better, more refined estimate of the pension obligation so we decided to use those assumptions for US GAAP purposes.

This change in actuarial assumptions, similar to the change in amortization period was reported in our Form 20-F as a change in accounting principle because this item impacted the same line (pension provisions) that the change in amortization method explained in the preceding caption and both accounting changes arose as a consequence of the first time implementation of IFRS.

However, as noted in Question 57 of FASB Staff Implementation Guide (Statement 87), "A Guide to Implementation of Statement 87 on Employers' Accounting for Pensions: Questions and Answers," this change should have been recognized as a change in estimated and recognized prospectively as part of net income from continuing operations.

Although, this item does not modify the total net income for the BBVA Group presented under US GAAP basis for 2005, we believe that this represents an error. Therefore, we have filed on May 14, 2007 an amendment to our 2006 Form 20-F to correct this error on the presentation of “net income in accordance with U.S. GAAP before changes in accounting principles” and on the line item reported as “changes in accounting principles” as follows :

(Thousand of euros)	As reported	Adjustment	As restated
Pension change in actuarial assumptions	-	(892,688)	(892,688)
Tax effect of US GAAP adjustments and deferred taxation under SFAS 109	694,230	293,862	988,092
Net income in accordance with US GAAP before changes in accounting principles	3,462,035	(598,826)	2,863,209
Changes in accounting principles	(1,444,347)	598,826	(845,521)
Net income in accordance with US GAAP	2,017,688	-	2,017,688

Accordingly Note 62 Differences between IFRS and US GAAP and other required disclosures has been amended solely as a result of, and to reflect, the correction of error mentioned above. Please refer to the following pages of the Form 20-F, as amended, that include the mentioned amendments: F-112; F-113; F-124; F-125; F-126; F-131 and F-132.

48.
We refer to your response to comment 31 of our letter dated December 29, 2006, which states you have complied with the pension plan disclosure requirements of paragraph 5 to 7 of SFAS 132(R) taking into account your response to comment 14 in the same letter. Based on our follow on comments on comment 14 of the letter dated December 29, 2006, please tell us how you have now complied with each of the pension disclosure requirements in paragraphs 5 to 7 of SFAS 132(R).

Pension disclosure requirements in paragraphs 5 to 7 of SFAS 132 (R) are complied with as follows in the 2006 Form 20-F:

- Paragraph 5. A-B. It is disclosed a reconciliation of beginning and ending balances of the benefit obligation and of the fair value of plan assets by type of commitment and by country. (For post employment benefits in Spain (page F-81), in Mexico (page F-86) and in Portugal (page F-87);

for early retirement in Spain (page F-82); and for post employment welfare benefit commitment in Spain (page F-82) and in Mexico (page F-88))

- Paragraph 5.D.1 It is disclosed the pension plan asset allocation by asset category (For pension plans in Mexico (F-144) and Portugal (F-145); and for other post-retirement benefits in Mexico (F-144)

- Paragraph 5.F. It is disclosed the benefit payments projected for Mexico (F-144) and for Portugal (F-145)

- Paragraph 5.G. It is not disclosed in the 2006 Form 20-F, nevertheless in third bullet point to comment 40 of this letter we have disclosed the estimate of contributions expected for Spain, Mexico and Portugal.

- Paragraph 5.H. It is disclose for post employment benefits in Spain (page F-81), in Mexico (page F-86) and in Portugal (page F-87); for early retirement in Spain (page F-82); and for post employment welfare benefits commitments in Spain (page F-82) and in Mexico (page F-88).

- Paragraph 5.I. It is not applicable to the BBVA Group.

- Paragraph 5.J. The assumptions used in the accounting for the plans by type of commitment and by country. (Most significant actuarial assumptions to post employment benefits in Spain (page F-80), are disclosed in Mexico (page F-85) and in Portugal (page F-86); to early retirement in Spain (page F-81); and to post employment welfare benefit in Spain (page F-82) and in Mexico (page F-87))

- Paragraph 5.L. The medical cost trend rates are disclosed for Mexico (page F-87)

- Paragraph 5.M. A sensitivity analysis for medical cost trend rates is disclosed for Mexico (page F-88)

- Paragraphs 5 N-O-P-Q-R-S are not applicable to the BBVA Group.

Additionally, we acknowledge your comment for future filings.

49.
We refer to Note 62.A.12, “Disclosures about Pension Plans (SFAS 132-R)” on pages F-144 to F-145 of the Form 20-F for 2006. We note that you have provided information regarding pension plan asset allocation and projected benefit payments for pension plans in Mexico and Portugal in accordance with paragraphs 5.d.(1) and 5.f of SFAS 132(R). Please tell us where you have provided the remaining pension footnote disclosure required by paragraph 5 of SFAS 132(R) for your operations in Mexico and Portugal as well as for your operations in Spain.

See in comment 48 where the requirements of paragraph 5 of SFAS 132 (R) have been provided in our 2006 Form 20-F for Mexico, Portugal and Spain.

*            *            *
Should you require further clarification of any of the issues raised in this letter or the Amendment, please contact the undersigned at +34-91-702-2741, John K. Knight at +44-20-7418-1038, Andres V. Gil at 212-450-4779 or John K. Doulamis at +44-20-7418-1394.

Sincerely, /s/ Michael J. Willisch Michael J. Willisch

CC:	Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Phone (212) 728-1660

Edward Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone (212) 403-1000

Victor I. Lewkow
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Phone (212) 225-2000